WOODSIDE

28 October 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside backs Crystal Energy's US LNG Terminal, lodged with the Australian Stock Exchange on 28 October 2004;
- North West Shelf Australia LNG opens Korean office, lodged with the Australian Stock Exchange on 28 October 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

1954 2004
Commitment to Growth

ASX ANNOUNCEMENT

THURSDAY, 28 OCTOBER 2004
5:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE BACKS CRYSTAL ENERGY'S US LNG TERMINAL

Woodside (USA) Energy Inc and Crystal Energy LLC have agreed in principle to develop the proposed Clearwater Port liquefied natural gas (LNG) import terminal off California.

Woodside (USA) is a wholly owned subsidiary of Woodside Energy Ltd., operator of Australia's largest resource project, the A$14 billion (US$10 billion) North West Shelf LNG Venture in Western Australia.

Under a heads of agreement, Woodside will provide technical expertise and has agreed in principle to operate Clearwater Port in exchange for preferential access rights to the terminal. Woodside will also provide funding to progress required project approvals through US state and federal agencies.

Woodside's Chief Executive Officer, Don Voelte, said the two companies complemented each other perfectly.

"Woodside has substantial gas reserves and world-wide experience in LNG production and transportation while Crystal provides an ideal potential entry point to the world's largest gas market," Mr Voelte said.

"Our record of reliability, safety and environmental management makes us the right partner to help fulfil the energy needs of California.

"Our involvement in Clearwater Port represents a further step in Woodside's strategy of securing markets for our Australian gas reserves and assists California to secure a long-term, clean, and reliable energy source."

Crystal has applied to the US Coast Guard for a deepwater port licence for Clearwater Port which involves conversion of the Grace oil and gas platform 21km (12.6 miles) off Ventura County in 97 metres (318 feet) of water. The proposal does not include offshore LNG storage as the gas will be directly transferred from tankers into pipelines that will be tied into onshore infrastructure using existing easements.

The terminal is being designed to accept a base capacity of about six million tonnes of LNG a year, or about 800 million standard cubic feet a day.

"The offshore location, the use of an existing platform and the project design will minimise environmental and social impact," Mr Voelte said.

"The project concept uses established technologies with low capital costs to present a competitive energy supply option for California."

Woodside has operated Australia's North West Shelf Venture for more than 15 years and has safely delivered more than 1600 LNG cargoes to markets in Asia, the US and Europe.

BACKGROUND

Woodside is Australia's largest publicly traded independent oil and gas exploration and production company and is one of the nation's most successful explorers, developers and producers of hydrocarbons.

The company, which celebrates its 50th anniversary in 2004, is listed on the Australian Stock Exchange (ASX: WPL). It employs about 2200 people and has its headquarters in Perth, Western Australia.

In 2003, the company's revenue from LNG, natural gas, LPG, condensate and crude oil totalled A$2019 million (US$1506 million). Operating cash flow after tax and net interest was A$1203 million (US$897 million) and net profit after tax (before significant items) was A$527 million (US$393 million). Return on average capital employed (before significant items) was 15%. *(Note: US dollar conversions are approximate).*

Woodside's core areas of focus are Australia, Africa and the United States.

In Australia, the company's producing assets are based on the North West Shelf, Australia's largest resource development, and in the Timor Sea. As operator of the North West Shelf Venture, Woodside produces LNG, natural gas, LPG, condensate and oil from fields off Western Australia.

Woodside also has major exploration and development interests in Western Australia, including the major new oil province based on the offshore Vincent, Enfield and Laverda fields, and significant gas discoveries in waters off Victoria and the Northern Territory. Woodside operates the proposed Sunrise and Browse LNG projects in northern Australia which have nearly 30 trillion cubic feet of gas.

In Africa, Woodside is operator of the Chinguetti, Tiof, Banda and Tevet oil and gas discoveries offshore Mauritania. It also has exploration interests in Libya, Kenya, Sierra Leone, and the Canaries and is a partner in major producing gas and condensate fields in Algeria.

In the United States, Woodside has interests in 181 deepwater and shallow water exploration blocks covering about 3500sqkm (1350sqm) of the Gulf of Mexico, including the Neptune oil and Midway gas discoveries.

Woodside operates two floating production, storage and offloading facilities, including the *Northern Endeavour* which is based on one of Australia's largest oil fields, Laminaria and Corallina in the Timor Sea, and the *Cossack Pioneer* based on the North West Shelf. By 2006, the company will operate a total of four floating production, storage and offloading facilities with the addition of two vessels in Australia and Africa. Woodside also operates the *Legendre, North Rankin and Goodwyn* platforms off Western Australia.

Woodside's web site: www.woodside.com.au

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 28 OCTOBER 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF AUSTRALIA LNG OPENS KOREAN OFFICE

Please find attached a News Release issued by North West Shelf Australia LNG Pty. Ltd.

For media inquiries please contact Tony Johnson, North West Shelf Venture Corporate Affairs on (08) 9348 5034 or +82 119 659 2149.

North West Shelf Australia LNG Pty Ltd
A.C.N. 079 410 414

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsaustralialng.com.au Internet: www.nwsaustralialng.com.au

Australia LNG™

NEWS RELEASE

Thursday, 28 October 2004
10.00am (WST)

NORTH WEST SHELF AUSTRALIA LNG OPENS KOREAN OFFICE

North West Shelf Australia LNG today opened an office in the Korean capital of Seoul, aimed at boosting its business presence and customer support in the region.

North West Shelf Australia LNG is the LNG marketing organisation of the North West Shelf Venture, which currently supplies Korea Gas Corporation (Kogas) with 500,000 tonnes of LNG a year under a seven-year contract that started in 2003. It has also supplied a number of spot cargoes to Kogas in recent years.

North West Shelf Australia LNG was invited in August 2004 by Kogas to submit a bid for long-term LNG supply. Korea is the world's second largest LNG market importing more than 20 million tonnes of LNG a year.

The Seoul office will be managed by Akos Gyarmathy, Vice President and Chief Representative Seoul for North West Shelf Australia LNG.

Mr Gyarmathy said that the Seoul office was designed to ensure that customers in Korea continued to receive a very high level of service.

"We have been building strong relationships with Korea for a number of years and it is now appropriate that we have full-time representation in the country," Mr Gyarmathy said.

He added that with strong growth predicted for LNG demand in North Asia, it was important that the North West Shelf Venture was well-positioned to supply existing and new markets as business opportunities arose.

The Seoul office complements the North West Shelf Venture's existing strong presence in the region, with other representative offices located in Beijing, China and Tokyo, Japan. North West Shelf Australia LNG has its headquarters in Perth, Western Australia.

The six equal participants in the North West Shelf Venture are: BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; Shell Development (Australia) Proprietary Ltd; and Woodside Energy Ltd. (Operator).

MEDIA INQUIRIES

Tony Johnson
North West Shelf Venture Corporate Affairs
Perth: +61 8 9348 5034
Korea: +82 119 659 2149

BACKGROUND

Crystal Energy was formed specifically to permit and operate Clearwater Port, a remote offshore LNG receiving terminal off the west coast of the United States.

Crystal's mission is to create a clean, safe, and environmentally superior solution to California's growing need for energy, while providing Oxnard, Ventura County, and the region with a stable, priority supply of low-cost natural gas.

Crystal's principal shareholders are Small Ventures USA, L.L.C. (54%), founded and owned by William O. Perkins III, and Ritchie Energy Long-Term Trading, L.L.C. (22%), a wholly owned subsidiary of Ritchie Energy Trading, Ltd.

Crystal's shareholders have pledged the financial backing necessary to finance and complete the conversion of Platform Grace.

Crystal's website: www.crystalenergyllc.com

SCHEMATIC OF CLEARWATER PORT PROPOSAL



SSP Floating Dock allows safe mooring of LNG Vessels within 150 feet of Platform
Recognizable and familiar docking system to LNG Captains
Tug assist and power capstan mooring hooks
Catwalk system for worker safety

LOCATION MAP


FERC
Existing and Proposed North American LNG Terminals
US Jurisdiction
FERC
US Coast Guard
September 2004
* US pipeline approved; LNG terminal pending in Bahamas
Office of Energy Projects
Existing Terminals with Approved Expansions
A. Everett, MA : 1.035 Bcfd (Tractebel – DOMAC)
B. Cove Point, MD : 1.0 Bcfd (Dominion – Cove Point LNG)
C. Elba Island, GA : 1.2 Bcfd (El Paso – Southern LNG)
D. Lake Charles, LA : 1.2 Bcfd (Southern Union – Trunkline LNG)
Approved Terminals
1. Hackberry, LA : 1.5 Bcfd, (Sempra Energy)
2. Port Pelican: 1.6 Bcfd, (Chevron Texaco)
3. Bahamas : 0.84 Bcfd, (AES Ocean Express)*
4. Gulf of Mexico: 0.5 Bcfd, (El Paso Energy Bridge GOM, LLC)
5. Bahamas : 0.83 Bcfd, (Calypso Tractebel)*
6. Freeport, TX : 1.5 Bcfd, (Cheniere/Freeport LNG Dev.)
Proposed Terminals and Expansions – FERC
7. Fall River, MA : 0.8 Bcfd, (Weaver's Cove Energy/Hess LNG)
8. Long Beach, CA : 0.7 Bcfd, (Mitsubishi/ConocoPhillips – Sound Energy Solutions)
9. Corpus Christi, TX : 2.6 Bcfd, (Cheniere LNG Partners)
10. Sabine, LA : 2.6 Bcfd (Cheniere LNG)
11. Corpus Christi, TX : 1.0 Bcfd (Vista Del Sol - ExxonMobil)
12. Sabine, TX : 1.0 Bcfd (Golden Pass - ExxonMobil)
13. Logan Township, NJ : 1.2 Bcfd (Crown Landing LNG – BP)
14. Lake Charles, LA: 0.6 Bcfd (Southern Union – Trunkline LNG)
15. Bahamas : 0.5 Bcfd, (Seafarer - El Paso/FPL)
16. Corpus Christi, TX: 1.0 Bcfd (Occidental Energy Ventures)
17. Providence, RI : 0.5 Bcfd (Keyspan & BG LNG)
18. Port Arthur, TX: 1.5 Bcfd (Sempra)
19. Cove Point, MD : 0.8 Bcfd (Dominion)
Proposed Terminals – Coast Guard
20. California Offshore: 1.5 Bcfd (Cabrillo Port – BHP Billiton)
21. Louisiana Offshore : 1.0 Bcfd (Gulf Landing – Shell)
22. So. California Offshore : 0.5 Bcfd, (Crystal Energy)
23. Louisiana Offshore : 1.0 Bcfd (Main Pass McMoRan Exp.)
24. Gulf of Mexico: n/a (Compass Port - ConocoPhillips)
25. Gulf of Mexico : 2.8 Bcfd (Pearl Crossing - ExxonMobil)
Planned Terminals and Expansions
26. Brownsville, TX : n/a, (Cheniere LNG Partners)
27. Coos Bay, OR: 0.13 Bcfd, (Energy Projects Development)
28. Somerset, MA : 0.65 Bcfd (Somerset LNG)
29. Belmar, NJ Offshore : n/a (El Paso Global)
30. Altamira, Tamulipas : 1.12 Bcfd, (Shell)
31. Baja California, MX : 1.0 Bcfd, (Sempra & Shell)
32. Baja California - Offshore : 1.4 Bcfd, (Chevron Texaco)
33. California - Offshore : 0.75 Bcfd, (Chevron Texaco)
34. St. John, NB : 1.0 Bcfd, (Canaport – Irving Oil)
35. Point Tupper, NS 1.0 Bcf/d (Bear Head LNG - Access Northeast Energy)
36. Pleasant Point, ME : 0.5 Bcf/d (Quoddy Bay, LLC)
37. Quebec City, QC : 0.5 Bcfd (Project Rabaska - Enbridge/Gaz Met/Gaz de France
38. Lázaro Cárdenas, MX : 0.5 Bcfd (Tractebel/Repsol)
39. Rivière-du- Loup, QC: 0.5 Bcfd (Cacouna Energy – TransCanada/PetroCanada)
40. St. Helens, OR: 0.7 Bcfd (Port Westward LNG LLC)
41. Puerto Libertad, MX: 1.3 Bcfd (Sonora Pacific LNG)
42. Offshore Boston, MA: 0.8 Bcfd (Northeast Gateway – Excelerate Energy)
43. Kitimat, BC: 0.34 Bcfd (Galveston LNG)
44. Prince Rupert, BC: 0.30 Bcfd (WestPac Terminals)
45. Goldboro, NS 1.0 Bcfd (Keltic Petrochemicals)